EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

        THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the ___ day of August, 2004, by and between (i) Churchill Downs Incorporated, on behalf of a wholly owned subsidiary to be formed (“Buyer”), (ii) Fair Grounds Corporation, a Louisiana corporation and debtor-in-possession (“Seller”), and (iii) for the sole purpose of the provisions set forth in §11, Churchill Downs Incorporated, a Kentucky corporation (“Churchill”). Buyer and Seller are each a “Party” and collectively, the “Parties.”

Recitals

        Seller is the owner and operator of the Fair Grounds Race Course, a thoroughbred racetrack and gaming facility (“Racetrack”), which is comprised of approximately 145 acres of real property, together with the grandstands and clubhouse buildings, dirt and turf tracks, stables, offices and support facilities located thereon. Seller is also the owner or leasehold owner of several off-track betting facilities associated with the Racetrack. Seller is engaged in the conduct of the thoroughbred racing business and related activities conducted under the racing and gaming licenses and permits issued to the Seller and other businesses and activities related or incidental thereto (all such businesses and activities as are now being conducted by the Seller are referred to herein collectively as the “Business”).

        Seller filed a voluntary petition (the “Petition”) for reorganization relief pursuant to Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §101 et seq. as amended (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Eastern District of Louisiana (the “Bankruptcy Court”) on August 15, 2003 (the “Filing Date”) initiating a Chapter 11 case styled In Re: Fair Grounds Corporation, Debtor, United States Bankruptcy Court for the Eastern District of Louisiana, Case No.: 03-16222, Section A (the “Bankruptcy Case”). Seller has operated and is operating the Business in the ordinary and usual course as a debtor-in-possession (as defined in § 1101 of the Bankruptcy Code) as authorized by §§ 1107 and 1108 of the Bankruptcy Code since the Filing Date.

        The Louisiana Horsemen’s Benevolent and Protective Association 1993, Inc. (“LHBPA”) is the owner of claims, rights and interests against Seller which have been asserted in the matter styled Louisiana Horsemen’s Benevolent and Protective Association 1993, Inc. v. Fair Grounds Corporation et al., Case No. 411-508, Division “F”, Nineteenth Judicial District Court, Parish of East Baton Rouge, State of Louisiana (including any and all past, present and future proceedings in any court related to such case, “State Court Case”) in which LHBPA has obtained a judgment against Seller entered on March 24, 2004 in the principal amount of $64,620,645.26, plus judicial interest accrued through August 14, 2003 in the amount of $25,281,289.05, plus additional judicial interest continuing to accrue on the principal amount of the judgment at the legal rate from August 15, 2003 until paid, plus all costs of court (the “Judgment”). The Judgment is presently the subject of an appeal as well as the Annulment Action.

        Pursuant to § 363 of the Bankruptcy Code and under a confirmed Plan of Reorganization, Seller is selling substantially all of the assets of Seller free and clear of all Liens, claims, interests and encumbrances, except as expressly provided herein.

          1.     Definitions.

          “Acquired Assets” means all of the assets of Seller, other than the Excluded Assets, including all of Seller’s (a) Owned Real Property and Leased Real Property, (b) tangible personal property (such as machinery, equipment, inventory, furniture, automobiles, trucks, tractors, trailers and tools), (c) Intellectual Property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto (including any trade names or other intellectual property not owned by Seller but used or useful in the Business), and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions, (d) leases, subleases and rights thereunder, (e) agreements, contracts, indentures, mortgages, instruments, Liens, guaranties, other similar arrangements, and rights thereunder, (f) notes, (g) securities (such as the capital stock in each of the Seller’s Subsidiaries), (h) Cash held by Seller on account of or for another party, including without limitation amounts due to horsemen for purses, stakes or awards (excluding any cash not so held but which could be available to pay the Judgment) (i) Claims, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment (including any such item relating to the payment of taxes), (j) the accounts receivable due from Finish Line Management Corp. and the proceeds thereof, (k) franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies, (l) any and all employee records, books, accounts, files, correspondence, credit and sales records, supplier lists, product service records, equipment and parts lists, operating records, operating, safety and maintenance manuals, engineering design plans, blueprints and as-built plans, specifications, engineering drawings, procedures and similar items of Seller relating to the Acquired Assets, including books of account, all customer lists, billing records and other customer correspondence relating to the Business, any confidential information, environmental compliance and regulatory information, all regulatory filings and other books and records provided or utilized by Seller in connection with the operation of the Business; including files, documents, correspondence, lists, plats, architectural plans, drawings, and specifications, creative materials, advertising and promotional materials, studies, reports, and other printed or written documents, reports, records, instruments or materials, (m) any and all prepaid expenses, retainers, customer advances and deposits and security deposits of Seller relating to the Business and claims for refunds and rights to offset in respect thereof, (n) any and all of the rights, claims or causes of action of Seller against a third party arising out of transactions occurring prior to the Closing Date and relating to the Acquired Assets, the operation of the Business, the Assumed Liabilities or Assumed Contracts, whether choate or inchoate, known or unknown, including without limitation Avoidance Actions (provided, however, that Avoidance Actions under 11 U.S.C. §§544, 547 and 548 against parties who are not insiders as defined in 11 U.S.C. §101(31) shall be waived and released as of the Closing Date), (o) Seller’s telephone and telecopy numbers, websites, email addresses and post office boxes, (p) all insurance benefits, including rights and proceeds, arising from or relating to the Acquired Assets or the Assumed Liabilities prior to the Closing, (q) any and all goodwill associated with the Business, and (r) any and all business plans and projections, records of sales, customer and vendor lists, files, and papers used in (or for the benefit of) the Business.

          “Actual Cure Amount” shall have the meaning set forth in Section 2(h)(ii) of this Agreement.

          “Annulment Action” shall mean that certain lawsuit entitled “Fair Grounds Corporation v. Louisiana Horsemen’s Benevolent and Protective Association 1993, Inc. et al.” bearing proceedings number 519,941 on the docket of the 19th Judicial District Court for the Parish of East Baton Rouge, State of Louisiana, which inter alia seeks the annulment of the Judgment in the State Court Case.

          “Assumed Administrative Expense Claims” shall mean administrative expense claims arising prior to the Closing Date which Buyer and Seller agree in writing that Seller shall pay from a reserve from the Purchase Price.

          “Assumed Contracts” shall mean any written contract, agreement, real or personal property lease, commitment, understanding or instrument that relates to the Business or the Acquired Assets and which is specifically listed on Schedule 1 attached hereto. The Parties agree that not later than the date other qualified bids are due under the Plan of Reorganization, Buyer may modify Schedule 1 from time to time at Buyer’s discretion. Notwithstanding the foregoing in no event may Assumed Contracts include any contract, agreement, real or personal property lease, commitment, understanding or instrument included in Excluded Assets.

          “Assumed Liabilities” means only those liabilities and obligations of Seller arising after the Closing Date (or such other effective date as shall be set forth in the Plan of Reorganization) under the Assumed Contracts, liabilities with respect to Cash held by Seller on account of or for another party, including without limitation amounts due to horsemen for purses, stakes or awards (in any case limited to the amount of such Cash delivered to Buyer), and as set forth on Schedule 2.

          “Avoidance Actions” means any claim or cause of action created upon the filing of the Bankruptcy Case for the avoidance of any pre-petition transfer of Property of the Estate or the Debtor pursuant to 11 U.S.C. §§ 544, 547, 548, 550, and 551.

          “Bankruptcy Case” has the meaning set forth in the recitals above.

          “Bankruptcy Code” has the meaning set forth in the recitals above.

          “Bankruptcy Court” has the meaning set forth in the recitals above.

          “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure 1001-9036, and all rules adopted by the Bankruptcy Court.

          “Business” has the meaning set forth in the recitals above.

          “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks are authorized or required to close under the laws of the United States or the State of Louisiana.

          “Buyer” has the meaning set forth in the preface above.

          “Cash” means cash, cash equivalents (including marketable securities, short term investments, uncollected checks, bank accounts, certificates of deposit and treasury bills)

calculated in accordance with GAAP applied on a basis consistent with the preparation of Seller’s financial statements.

          “Claims” means any action, cause of action, demand, claim, Proceeding or investigation.

          “Closing” has the meaning set forth in §2(f) below.

          “Closing Date” has the meaning set forth in §2(f) below.

          “Code” means the Internal Revenue Code of 1986, as amended.

          “Confirmation Date” means the date of the Confirmation Order.

          “Confirmation Order” has the meaning set forth in §3(b) below.

          “Deposit” has the meaning set forth in §2(d) below.

          “Disclosure Letter” shall mean that certain Disclosure Letter delivered to Buyer and other potential bidders by Seller on or before July 21, 2004, the purpose of which is to disclose certain matters related to this Agreement and which is acceptable to Buyer, in its sole discretion.

          “Environmental, Health and Safety Requirements” means all Legal Requirements, including but not limited to federal, state, local and foreign statutes, regulations, and ordinances concerning health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, management, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, cleanup, response to or remediation of any hazardous materials, hazardous substances, hazardous waste, solid waste, petroleum or petroleum products, pollutant, contaminant or other regulated material or substance.

          “Environmental, Health and Safety Liabilities” means any cost, claims, damages, expense, liability, obligation or other responsibility arising from under any Environmental, Health and Safety Requirements or any Environmental Laws.

          “Environmental Laws” has the meaning set forth in §3(q) below.

          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

          “Estate” means the estate created by the filing of the Bankruptcy Case on the Filing Date, pursuant to 11 U.S.C. § 541.

          “Excluded Assets” means Seller’s (a) corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of Seller as a corporation, (b) rights under this Agreement, (c) Cash and accounts receivable (other than Cash held by Seller on account of or for another party, including without limitation amounts due to horsemen for purses, stakes or awards, and the accounts receivable and proceeds thereof due from Finish Line Management Corp.), (d) interest in the State Claim, (e) non-assignable Permits, (f) the Annulment Action and any and all causes of action arising out of facts alleged or proven in the Annulment Action or as a result of the annulment or reversal of the Judgment or the decision of the Louisiana Supreme Court in the State Court Case and (g) those certain Assets set forth on Schedule 3 attached hereto.

          “Excluded Liabilities” means all liabilities other than Assumed Liabilities.

          “Filing Date” has the meaning set forth in the recitals above.

          “GAAP” means United States generally accepted accounting principles as in effect from time to time.

          “Governmental Entity” means any federal, state, municipal or local court, legislature, governmental agency, commission or regulatory authority or instrumentality.

          “Income Tax” means any federal, state, local, or foreign income tax, including any interest, penalty, or addition thereto, whether disputed or not.

          “Intellectual Property” means all ideas and tangible expressions thereof which belong to Seller worldwide and includes without limitation all patents, patentable inventions, trademarks, trade names, service marks, copyrights, copyrightable material, software, trade secrets and franchises.

          “Knowledge” an individual will be deemed to have “Knowledge” of a particular fact or other matter if:

          (a)        such individual is actually aware of such fact or other matter; or

          (b)        a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

          Seller will be deemed to have “Knowledge” of a particular fact or other matter if any living individual who is serving, or who has since 1994 served, as a director or officer of Seller (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

          “Leased Real Property” means, as set forth in Schedule 4 attached hereto, all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property which is used in the Business.

          “Legal Requirements” shall mean any federal, state, local, municipal, foreign, international or other administrative order, constitution, law, ordinance, common law, regulations, statute or treaty.

          “LHBPA” has the meaning set forth in the recitals above.

          “Liens” means any claim, pledge, option, charge, hypothecation, easement, security interest, right-of-way, encroachment, mortgage, deed of trust, covenant, restriction, reservation, agreement of record or other encumbrance.

          “Multiemployer Plan” has the meaning set forth in ERISA §3(37).

          “OTB’s” means Seller’s off-track betting operations located in St. Bernard, Elmwood, LaPlace, Thibodaux, Metairie, and Gretna, Louisiana and any other location of Seller designated by Buyer.

          “Order” means an order entered by the Bankruptcy Court in the Bankruptcy Case.

          “Ordinary Course of Business” means the ordinary course of business consistent with the conduct of Seller’s Business since August 15, 2003.

          “Owned Real Property” means, as set forth in Schedule 5 attached hereto, all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements, servitudes and other rights and interests appurtenant thereto, owned by Seller or any of its Subsidiaries.

          “Party” and “Parties” have the meaning set forth in the preface above.

          “Permits” shall mean any and all licenses, franchises, permits, certificates, consents or other authorization or approval granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Legal Requirement.

          “Permitted Encumbrance” means: (a) Liens for real estate Taxes that are not yet due or payable; (b) any laws, regulations or ordinances (including zoning) adopted or imposed by any Governmental Entity; (c) all easements, servitudes, rights of way, covenants and restrictions, in each case of record; (d) as to any lease, any Lien encumbering, attaching to or otherwise affecting solely the interest of the lessor thereunder and not the interest of the lessee thereunder; provided that the lien holder has executed a non-disturbance agreement in favor of Seller; and (e) any liens, claims, alienations, encumbrances or other matters listed in schedule B-2 to any title policy accepted by Buyer at Closing. The Acquired Assets shall only be subject to those Permitted Encumbrances described in Section (d) of the Disclosure Letter as required by §3(d) of this Agreement.

          “Person” means an individual, a partnership, a corporation, an association, a limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

          “Petition” has the meaning set forth in the recitals above.

          “Plan of Reorganization” means the plan proposed pursuant to Chapter 11 of Title 11 of the Bankruptcy Code which provides for the transactions contemplated herein, attached as Exhibit B hereto.

          “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted, or heard by or before, or otherwise involving any Governmental Entity or arbitrator.

          “Property of the Estate” has the meaning assigned to it under 11 U.S.C. § 541.

          “Purchase Price” has the meaning set forth in §2(c) below.

          “Seller” has the meaning set forth in the preface above.

          “State Claim” shall mean the third party demand asserted by Seller against the State of Louisiana in the State Court Case.

          “Subsidiary” means any entity with respect to which a specified Person (or a Subsidiary thereof) owns or has the power to vote 50% or more of the equity interests in such entity having general voting power to participate in the election of the governing body of such entity, including, with respect to Seller, those entities listed in Section (s) of the Disclosure Letter.

          “Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code § 59A), custom duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, intangible property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other government tax or charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

          “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

          “Threatened” shall mean with respect to a claim, Proceeding, dispute, or other matter that a demand or statement has been made (orally or in writing) or notice has been given (orally or in writing), or another event has occurred or other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future.

          “Transfer Taxes” shall have the meaning specified in §6(e) below.

          “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any successor or similar state or local law, and the rules and regulations thereunder and under any successor or similar state or local law.

         2.     Basic Transaction.

               (a)        Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell, assign, transfer, convey and deliver to Buyer, all of the Acquired Assets at the Closing for the consideration specified below in this §2.

               (b)        Assumption of Liabilities. On and subject to the terms and conditions of this Agreement, Buyer agrees to assume and become responsible for all of the Assumed Liabilities at the Closing. Buyer will not assume or have any responsibility, however, with respect to any other obligation or liability of Seller not included within the definition of Assumed Liabilities.

               (c)        Purchase Price. Buyer agrees to pay to Seller an amount equal to Forty-Seven Million Dollars ($47,000,000) (the “Purchase Price”), adjusted as contemplated by Section 2(e). The Purchase Price shall be delivered at Closing as follows: (i) $46,000,000 via wire transfer of immediately available funds from Buyer to Seller (less a reserve of $___________ (the “Reserve”) retained by Buyer to fund Actual Cure Amounts (hereinafter defined) and less any reserve established by mutual written agreement of Buyer and Seller to pay Assumed Administrative Expense Claims), and (ii) wire transfer of the Deposit in the amount of $1,000,000 by Escrow Agent (hereinafter defined) to Seller.

               (d)        Deposit. Prior to execution of this Agreement by all Parties hereto, Buyer shall have deposited with Bank One, NA or other bank acceptable to Buyer and Seller (“Escrow Agent”) via wire transfer, the Deposit in the amount of $1,000,000 which shall either be applied to the Purchase Price, returned to Buyer or forfeited to Seller as provided herein. The Deposit shall be held by Escrow Agent pursuant to the terms of the Escrow Agreement attached hereto as Exhibit C. All interest on the Deposit shall be paid to Buyer.

               (e)        Other Closing Adjustments.

                         (i)        The Purchase Price shall be adjusted at Closing for real estate taxes and assessments, which shall be prorated as of the Closing Date on the basis of the latest available rates and valuations furnished for the Owned Real Property by the taxing authorities. Further, all water, sewer and other utility bills that are required by the utility operators to be paid current in order to allow Buyer to open an account in Buyer’s name for such utility shall be prorated as of the Closing Date.

                         (ii)        The Purchase Price shall be reduced by the Transfer Taxes and the aggregate of Actual Cure Amounts, as more particularly defined herein which are not paid by Seller at the Closing with respect to Assumed Contracts, and Buyer shall apply such reduction in the Purchase Price to the payment of the Transfer Taxes and Actual Cure Amounts to the extent of such reduction in the Purchase Price.

                         (iii)        The Purchase Price shall be reduced by the amount of obligations or liabilities accrued but not yet paid or payable as such accrual relates to obligations or liabilities relating to Assumed Contracts prior to the Closing Date and Buyer shall apply such reduction in the Purchase Price to the payment of such obligations or liabilities to the extent of such reduction in Purchase Price.

               (f)        The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Lemle & Kelleher, L.L.P., 601 Poydras Street, in New Orleans, Louisiana commencing at 10:00 a.m. local time no later than ten (10) days following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the “Closing Date”) provided, however, that the Closing Date shall be no later than October 15, 2004.

               (g)        Deliveries at the Closing. At the Closing, (i) Seller will deliver to Buyer the various certificates, instruments, and documents referred to in §7(a) below; (ii) Buyer will deliver to Seller the various certificates, instruments, and documents referred to in §7(b) below; (iii) Seller will execute, acknowledge (if appropriate), and deliver to Buyer, deeds, assignments and such other instruments of sale, transfer, conveyance, and assignment as Buyer and its counsel or the title company insuring title to the Owned Real Property reasonably may request; (iv) Buyer will execute, acknowledge (if appropriate), and deliver to Seller an assumption and such other instruments of assumption as Seller and its counsel or the title company insuring title to the Owned Real Property reasonably may request; and (v) Buyer will deliver to Seller the consideration specified in §2(c) above to be delivered at Closing.

               (h)        Assumption of Certain Leases and Contracts. The Plan of Reorganization provides for the assumption by Buyer and assignment by Seller to Buyer, effective upon the Closing, of the Assumed Contracts identified as such in the Plan of Reorganization subject to and upon the following terms and conditions:

                          (i)        On the Closing Date Seller shall assign to Buyer the Assumed Contracts with assumption and assignment of such Assumed Contracts having first been authorized and approved by the Bankruptcy Court pursuant to the Confirmation Order pursuant to §365 of the Bankruptcy Code. The Assumed Contracts will be set forth on Schedule 1 and identified thereon by the date of the Assumed Contracts (if available), the other party to the contract or lease and the address of such party. Schedule 1 shall also set forth the amounts necessary to cure defaults under each of such Assumed Contracts as determined by Seller based on Seller’s books and records, which amounts are to be paid by Seller to the appropriate party to the Assumed Contract at or before the Closing (each such amount, an “Expected Cure Amount”). Buyer, in its discretion, may amend Schedule 1 (by delivery of a written notice to Seller) between the date hereof and the date other qualified bids are due under the Plan of Reorganization to remove any Assumed Contract and/or to add any contract, agreement, lease, commitment, understanding or instrument which Buyer desires to constitute an Assumed Contract and which is not included in Excluded Assets (each contract, agreement, lease, commitment, understanding or instrument added to the list of Assumed Contracts, an “Additional Assumed Contract”).

                         (ii)        Notwithstanding anything to the contrary contained in §2(h)(i), if there exists on the Closing Date any default related to an Assumed Contract,

Seller shall be responsible for any amounts to be cured pursuant toss.365(c) of the Bankruptcy Code (the “Actual Cure Amount”) as a condition to the assumption and assignment of such Assumed Contract except with respect to any cure amount owed to Video Services Inc. which obligation shall be assumed by Buyer.

                         (iii)        Except as set forth in §2(h)(ii), Buyer shall reasonably cooperate with Seller in helping Seller carry its burden to show adequate assurance of Buyer’s future performance with respect to the Assumed Contracts

               (i)        Allocation of Purchase Price. Seller and Buyer shall negotiate in good faith an allocation of the Purchase Price among the Acquired Assets, consistent with the requirements of the Code and any and all regulations relating thereto. At the Closing, Buyer and Seller shall agree to an allocation of the Purchase Price among the Acquired Assets which shall be attached as Exhibit A and shall be binding upon Buyer and Seller for all federal and state income tax purposes such that Buyer and Seller shall each file their federal and state income tax returns on the basis of such allocation and neither Buyer nor Seller shall take a tax position inconsistent with such allocation.

               (j)        Interest in and Control of the State Claim. The State Claim is included within the Excluded Assets. Seller shall retain full and complete control of the State Claim, including without limitation the litigation of the State Claim, the retention of counsel to pursue the State Claim, the settlement of the State Claim and any other matter relating to the State Claim, all of which shall be conducted at the sole cost, risk and expense of Seller. Buyer hereby grants Seller full power and authority to take any action with respect to the State Claim without the consent of Buyer. Buyer agrees and acknowledges that Seller owes Buyer no duty or obligation of any kind in connection with the State Claim and/or Seller’s exercise of control over the State Claim. Seller may dismiss the State Claim with or without prejudice for any reason without the consent of Buyer, and Buyer acknowledges and agrees that in such event it will have no claim of any kind whatsoever against Seller. Seller represents and warrants that no attorney or other party has any interest of any kind in the State Claim other than claims and lien rights pertaining to legal fees.

               (k)        Non-Prosecution of Avoidance Actions. Notwithstanding Buyer’s acquisition of the Avoidance Actions, Avoidance Actions under 11 U.S.C. §§ 544, 547 and 548 against parties who are not insiders as defined in 11 U.S.C. § 101(31) shall be waived and released as of the Closing Date.

          3.        Representations and Warranties of Seller. Seller represents and warrants to Buyer that the statements contained in this §3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3), except as set forth in the Disclosure Letter. The Disclosure Letter will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §3.

               (a)        Organization of Seller. Seller and each of its Subsidiaries is a corporation, limited liability company, or other entity, as applicable, duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

               (b)        Authorization of Transaction. Subject to the entry of an Order of the Bankruptcy Court (in form and substance acceptable to the Buyer) confirming the Plan of Reorganization (“Confirmation Order”), Seller has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. Subject to the entry of the Confirmation Order, this Agreement constitutes the valid and legally binding obligation of Seller, enforceable against it in accordance with its terms and conditions.

               (c)        Noncontravention. Subject to the entry of the Confirmation Order, the consent of the Louisiana State Racing Commission and the Louisiana State Gaming Control Board, and except as set forth on Schedule 3(c), no filing with, and no permit, authorization, consent or approval of, any Governmental Entity or other third party is necessary for the consummation by Seller of the transactions contemplated by this Agreement. Subject to the entry of the Confirmation Order and except as set forth in Section (c) of the Disclosure Letter, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller and its Subsidiaries are subject or any provision of the charter or bylaws of Seller or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller or any of its Subsidiaries is a party or by which it is bound or to which any of its or their assets are subject (or result in the imposition of any Lien upon any of such assets), except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Lien would not have a material adverse effect on the financial condition of Seller and its Subsidiaries taken as a whole or on the ability of the Parties to consummate the transactions contemplated by this Agreement.

               (d)        Title to Properties; Encumbrances; Sufficiency of Assets.

                         (i)        As of the Closing, Seller shall transfer to Buyer with full warranty of title and with all other legal warranties (A) good and valid record and merchantable title to the Owned Real Property or a good and valid leasehold interest in all of the Leased Real Property, free and clear of any and all Liens, claims, interests and encumbrances pursuant to 11 U.S.C. § 363 provided that the Owned Real Property and Leased Real Property may be subject to the Permitted Encumbrances described in Section (d) of the Disclosure Letter (the “Real Property Permitted Encumbrances”), and (B) good and valid merchantable title to all of the Acquired Assets, other than the Owned Real Property and Leased Real Property, free and clear of any and all Liens, claims, interests and encumbrances, pursuant to 11 U.S.C. § 363 (in the case of Leased Real Property, subject to the terms and conditions of the leases).

                         (ii)        Except as set forth in Section (d) of the Disclosure Letter, the Acquired Assets (A) constitute all of the assets, tangible and intangible, corporeal and incorporeal, of any nature whatsoever, necessary to operate the Business in the manner presently operated by Seller and its Subsidiaries, (B) include all of the operating assets of

Seller and its Subsidiaries related to the Business, and (C) to the extent of the accounts receivable included therein, represent valid obligations arising from sales or services actually made or performed by Seller or its Subsidiaries in the Ordinary Course of Business and as of the Closing Date will be current and collectible subject to no contest, claim, defense or right of setoff by the account debtor thereunder in any material amount.

                         (iii)        Except as set forth in Section (d) of the Disclosure Letter, the Owned Real Property and the Leased Real Property are not subject to any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature except (x) minor imperfections of title, if any, none of which detracts from the value or impairs the use of the property subject thereto or impairs the operation of Seller, (y) zoning laws and other land use restrictions that do not impair the contemplated use of the property subject thereto, and (z) the Real Property Permitted Encumbrances. All buildings, plants and structures owned by Seller lie wholly within the boundaries of the Owned Real Property, have adequate access to public roads without crossing the property of a third party and do not encroach upon the property of, or otherwise conflict with the property rights of, any third Person, except for the Real Property Permitted Encumbrances.

               (e)        Books and Records. The books of account and other financial records, information and data of Seller and its Subsidiaries related to the Business, all of which have been made available to Buyer, are correct in all material respects and represent actual, bona fide transactions and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls.

               (f)        Compliance with Legal Requirements; Permits.

                         (i)        Except as set forth in Section (f)(i) of the Disclosure Letter: (A) Each of Seller and its Subsidiaries is and has been in compliance in all material respects with each Legal Requirement and Permit applicable to it or to the conduct of the Business or the ownership or use of the Acquired Assets; (B) no event has occurred or circumstance exists that (with or without notice or lapse of time) (x) may constitute or result in a violation by Seller or any of its Subsidiaries of, or a failure on the part of Seller or any of its Subsidiaries to comply with, any Legal Requirement or Permit related to the Business in any material respect or (y) may give rise to any obligation on the part of Seller or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and (C) Seller and its Subsidiaries have not received any notice or other communication from any Governmental Entity or any other Person regarding (x) any actual, alleged, possible or potential violation of, or failure to comply with, in any material respect, any Legal Requirement or Permit related to the Business, or (y) any actual, alleged, possible or potential obligation on the part of Seller or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

                         (ii)        Section (f)(ii) of the Disclosure Letter sets forth all of the material Permits necessary to permit Seller and its Subsidiaries to lawfully conduct and operate the Business in the manner they currently conduct and operate the Business and to permit them to own and use their assets in the manner in which they currently own and use such assets. All such Permits are currently in full force and effect. All applications required to have been filed for the renewal of the Permits listed or required to be listed in Section (f)(ii) of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities.

               (g)        Legal Proceedings; Orders.

                         (i)        Except for the Bankruptcy Case and as disclosed in Section (g)(i) of the Disclosure Letter, there is no pending or to Seller’s Knowledge Threatened Proceeding: (A) that has been commenced by or against Seller or its Subsidiaries related to the Business or that otherwise relates to or may affect the Business, or any of the assets owned or used by Seller or its Subsidiaries related to the Business; or (B) that challenges, or may have the effect of preventing, delaying, making illegal or interfering with any of the transactions contemplated by this Agreement.

                         (ii)        Except as disclosed in Section (g)(ii) of the Disclosure Letter, as relates to the Business: (A) there is no Order to which Seller, its Subsidiaries, the Business or any of their assets is subject; (B) each of Seller and its Subsidiaries is, and at all times has been, in full compliance with all of the terms and requirements of each Order related to the Business to which it, or any of its assets, is or has been subject; and (C) Seller and its Subsidiaries have not received at any time any notice or other communication from any Governmental Entity or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Order to which Seller, its Subsidiaries, or any of their assets or the Business is or has been subject.

               (h)        Taxes. Except as disclosed in Section (h) of the Disclosure Letter:

                          (i)        Seller and each of its Subsidiaries has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects. All Taxes owed by Seller or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid, including any Taxes of any other Person owed by Seller or any of its Subsidiaries under Treasury Regulation 1.1502-6 or any similar provision of state, local or foreign law, or as a successor or transferee, by contract or otherwise. None of the Seller and any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has been made by an authority in a jurisdiction where Seller or any of its Subsidiaries do not file Tax Returns that they may be subject to taxation by that jurisdiction. There are no security interests or liens on any of the assets of Seller or any of its Subsidiaries that arose in connection with the failure (or alleged failure) to pay any Tax.

                          (ii)        Seller and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

               (i)        Employees; Employee Benefit Plans.

                          (i)        Section (i)(i) of the Disclosure Letter sets forth as of the date hereof, a list of all full and part time employees of Seller and its Subsidiaries (including contract employees and each employee on leave of absence or layoff status), showing (A) name, (B) title, (C) summary of job description, (D) date of hire, (E) whether hourly or salaried employee, (F) current salary or wage rate, (G) sick and vacation leave that is accrued but unused, (H) any obligation or understanding with such employee to make any severance or other payments to such employee upon termination of his or her employment and (I) a description of any employment agreement.

                         (ii)        To the Knowledge of Seller, no officer, director, agent, employee, consultant or contractor of Seller or its Subsidiaries is bound by any contract, agreement or understanding that purports to limit the ability of such officer, director, agent, employee, consultant or contractor (A) to engage in or continue or perform any conduct, activity, duties or practice relating to the Business or (B) to assign to Seller or its Subsidiaries or to any other Person any rights to any invention, improvement, or discovery. To the Knowledge of Seller, no former or current employee of Seller or its Subsidiaries is a party to, or is otherwise bound by, any contract, agreement or understanding that in any way adversely affected, affects or will affect the ability of Seller, its Subsidiaries, or Buyer to conduct the Business as heretofore carried on by Seller and its Subsidiaries.

                         (iii)        Section (i)(iii) of the Disclosure Letter contains a complete and accurate list of the following benefit plans that are maintained or contributed to by the Seller and its Subsidiaries: (i) “employee pension benefit plans” as defined in Section 3(2) of ERISA (“Pension Plans”); (ii) “employee welfare benefit plans” as defined in Section 3(1) of ERISA (“Welfare Plans”); and (iii) all other agreements, commitments, understandings, policies, obligations, arrangements or practices, whether written or unwritten, (“Other Plans”) that (A) are maintained or contributed to by Seller or its Subsidiaries or any other corporation or trade or business controlled by, controlling or under common control with Seller or its Subsidiaries (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA) (an “ERISA Affiliate”), and (B) provide benefits, or describe policies or procedures applicable to any current or former director, officer, employee, agent or service provider of Seller or any ERISA Affiliate, or the dependents of any thereof. The Pension Plans, Welfare Plans and Other Plans are referred to individually and collectively as the “Benefit Plans.” The Seller has delivered to Buyer (1) true, complete and correct copies of each Benefit Plan (or, in the case of any unwritten Benefit Plan, a description thereof), (2) the most recent annual report on Form 5500 with respect to each Benefit Plan, if any such report was required, (3) the most recent summary plan description for each Benefit Plan for which such summary plan description is required. Except as set forth in Section (i)(iii) of the Disclosure Letter the consummation of the transactions contemplated by this Agreement will not result in the vesting of, acceleration of, or obligation to pay, any benefit.

                    (iv)        Except as set forth in Section (i)(iv) of the Disclosure Letter, (A) each Pension Plan that purports to satisfy Code Section 401(a) is qualified in form and operation under Code Section 401(a), and each trust relating to each such Pension Plan is exempt from federal income tax under Code Section 501(a), (B)

neither the Seller or its Subsidiaries nor any ERISA Affiliate sponsors, contributes to, or is required to contribute to a defined benefit plan as defined in Section 3(35) of ERISA or to a Multiemployer Plan, (C) there are no facts or circumstances concerning the Benefit Plans that may give rise to any liability of Seller, its Subsidiaries, or Buyer under Title IV of ERISA, (D) no event has occurred or circumstance exists that presents a risk of the occurrence of any withdrawal from, or the termination, reorganization, or insolvency of, any Multiemployer Plan that could result in any liability of Seller or its Subsidiaries to a Multiemployer Plan, and (E) no Employee Benefit Plan provides retiree health benefits other than group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code.

                         (v)        No transaction prohibited by ERISA Section 406 and no “prohibited transaction” under Section 4975(c) of the Code has occurred with respect to any Pension Plan. The Seller and its Subsidiaries are in compliance with the continuation coverage provisions of Part 6 of Title I of ERISA and Section 4980B of the Code.

                         (vi)        The Benefit Plans are in compliance in all respects with the applicable provisions of ERISA, the Code and all other Legal Requirements. All reports, returns, notices, descriptions and similar documents with respect to the Benefit Plans required by ERISA, the Code or other applicable Legal Requirements to be filed with any Governmental Entity or distributed to any Benefit Plan participant or beneficiary have been duly and timely filed or distributed. There are no investigations by any Governmental Entity or other claims (except claims for benefits payable in the normal operation of the Benefit Plans), or suits or proceedings against or involving any Benefit Plan.

               (j)        Labor Disputes; Compliance.

                         (i)        Seller and each Subsidiary of Seller have complied in all material respects with all Legal Requirements relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining and other requirements, the payment of social security and similar taxes and occupational safety and health. Neither Seller nor any Subsidiary of Seller is liable for the payment of any taxes, fines, penalties or other amounts, however designated, for failure to comply with, or a breach of, any of the foregoing Legal Requirements.

                         (ii)        Except as provided in Section (j)(ii) of the Disclosure Letter, each of Seller and its Subsidiaries has not been, and is not now, a party to any collective bargaining agreement or other labor contract, and since January 1, 2004, there has not been, there is not presently pending or existing, and to Seller’s Knowledge there is not Threatened, any strike, slowdown, picketing, work stoppage or employee grievance process involving Seller or any Subsidiary of Seller. No event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute, and there is not pending or, to Seller’s Knowledge, Threatened against or affecting Seller or its Subsidiaries any Proceeding relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board, the Equal Employment Opportunity Commission

or any other Governmental Entity, and there is no organizational activity or other labor dispute against or affecting Seller or any Subsidiary of Seller or their respective facilities.

               (k)        Intellectual Property Rights.

                         (i)        Section (k)(i) of the Disclosure Letter contains a complete and accurate list, to the extent possible, of all Intellectual Property Rights of Seller and its Subsidiaries, and Seller has delivered to Buyer accurate and complete copies of all contracts, agreements, licenses or understandings relating to the Intellectual Property Rights, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available Software programs with a value of less than $1,000 per unit or license under which Seller is the licensee. There are no outstanding and, to Seller’s Knowledge, no Threatened Proceedings, disputes or disagreements with respect to any such contract, agreement, license or understanding.

                         (ii)        Except as set forth in Section (k)(ii) of the Disclosure Letter, the Intellectual Property Rights listed in Section (k)(i) of the Disclosure Letter are all those necessary for the operation of the Business as it is currently conducted, provided, however, Seller does not represent that the foregoing are adaptable for use by Buyer in the Business. Seller and its Subsidiaries are the owners or licensees of all right, title and interest in and to each of such Intellectual Property Rights, free and clear of any and all Liens and Encumbrances, and they have the right to use without payment to a third party all of such Intellectual Property Rights, other than in respect of licenses listed in Section (k)(ii) of the Disclosure Letter.

               (l)        Contracts; No Defaults.

                         (i)        Section (l)(i) of the Disclosure Letter contains an accurate and complete list (including the parties to the contracts, agreements or understandings), and Seller has delivered to Buyer accurate and complete copies, of all contracts, agreements, leases, licenses, understandings and arrangements related to the Business, each written warranty, guaranty and/or other similar undertaking with respect to contractual performance by Seller or any Subsidiary of Seller related to the Business (other than in the Ordinary Course of Business), and each amendment, supplement and modification (whether oral or written) in respect of any of the foregoing.

                        (ii)        Except as set forth in Section (l)(ii) of the Disclosure Letter, each contract, agreement, lease, license, understanding and arrangement to which Seller or any Subsidiary of Seller is a party is in full force and effect and is valid and enforceable in accordance with its terms; and to the Knowledge of Seller, will not upon completion or performance thereof have a material adverse affect on the Business or the assets or the business to be conducted by Buyer with the Acquired Assets.

                         (iii)        Except as set forth in Section (l)(iii) of the Disclosure Letter, (A) Seller and its Subsidiaries and to the Knowledge of Seller each other Person that has or had any obligation or liability under any contract, agreement, lease, license, understanding and arrangement to which Seller or its Subsidiaries is a party, is and has been in compliance in all material respects with all applicable terms and requirements thereof and there are no renegotiations, attempts to renegotiate or outstanding rights to renegotiate any of the same; (B) no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a breach of, or give Seller, any Subsidiary of Seller or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any of the same; (C) no event has occurred or circumstance exists under or by virtue of any of the same that (with or without notice or lapse of time) would cause the creation of any Liens affecting any of the Acquired Assets; and (D) Seller and its Subsidiaries have not given to or received from any other Person any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any such contract, agreement, lease, license, understanding and arrangement.

               (m)        Insurance.

                         (i)        Section (m) of the Disclosure Letter lists all insurance policies of Seller or any Subsidiary of Seller relating to the Business, the Acquired Assets and employees of Seller or any Subsidiary of Seller engaged in the Business prior to the Closing Date. All such insurance policies (A) are outstanding and enforceable, (B) are issued by one or more financially sound and reputable insurers, (C) taken together, provide adequate insurance coverage for the Acquired Assets, the Business and the operations of Seller and its Subsidiaries until the Closing Date, and (D) are sufficient for compliance with all Legal Requirements and any contract, agreement, lease, license, understanding and arrangement included in the Acquired Assets to which Seller or any Subsidiary of Seller is a party. Seller and its Subsidiaries have paid all premiums due through the date of Closing, and has otherwise performed all of their obligations, under each such insurance policy, and Seller and its Subsidiaries have given notice to the applicable insurer of all claims that may be insured thereby.

                         (ii)        Seller and its Subsidiaries have not received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or any other indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform its obligations thereunder.

               (n)        Related Party Transactions. Except as set forth in Section (n) of the Disclosure Letter, to Seller’s Knowledge, no employee, director or officer of Seller or any Subsidiary of Seller or any shareholder of Seller or member of the immediate family of any of the same has any direct or indirect ownership interest in any firm or corporation with which Seller or any Subsidiary of Seller is affiliated or with which Seller or any Subsidiary of Seller has a business relationship, or any firm or corporation that competes with Seller or any Subsidiary of Seller, except that employees, officers or directors of Seller and shareholders of Seller and members of their immediate families may own stock in publicly traded companies that may compete with Seller. Except as set forth in Section (n) of the Disclosure Letter, no member of the immediate family of any officer or director of Seller or its Subsidiaries or of a shareholder of Seller is directly or indirectly interested in any contract, agreement, lease, license, understanding and arrangement to which Seller is a party.

               (o)        Financial Statements. Seller has delivered to Buyer: (i) an audited consolidated balance sheet of Seller and its Subsidiaries at and as of October 31, 2003 including the notes thereto, and the related audited consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal year then ended, including in each case the notes thereto, and (ii) an unaudited consolidated balance sheet of Seller and its Subsidiaries at and as of April 30, 2004 and the related unaudited statements of income, changes in shareholders’ equity, and cash flows for the six (6) months then ended, including in the case of the audited financial statements the notes thereto as qualified by the Report of the Independent Auditor contained therein. Such financial statements (the “Financial Statements”) fairly present the consolidated financial condition and the results of operations, changes in shareholders’ equity and cash flows of Seller and its Subsidiaries in all material respects at and as of the respective dates and for the periods referred to in such Financial Statements, all in accordance with GAAP, except with respect to the unaudited balance sheet and unaudited statements of income, changes in shareholders’ equity, and cash flows, the absence of footnotes and normal recurring year-end adjustments. Further, Seller shall deliver to Buyer when filed with the Bankruptcy Court all monthly operating statements for the Business filed in the Bankruptcy Case (and if not required to be filed in the Bankruptcy Case, such monthly operating statements in any case) from the date of this Agreement through and until the Closing.

               (p)        Absence of Undisclosed Liabilities. Except as and to the extent reflected or specifically reserved against on the unaudited consolidated balance sheet of Seller and its Subsidiaries at and as of April 30, 2004 or as set forth in Section (p) of the Disclosure Letter, Seller and its Subsidiaries have no liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted) arising out of transactions or events heretofore entered into, or any action or inaction, or state of facts existing, with respect to or based upon transactions or events heretofore occurring, except liabilities which have arisen after April 30, 2004 in the Ordinary Course of Business (none of which is a liability for breach of contract, breach of warranty, violation of Legal Requirements, tort, infringement, claim or lawsuit) or which will arise in connection with the rejection of contracts that will not form a part of the Assumed Contracts. In any event, however, the sale contemplated herein shall be free and clear of all Liens, claims, and encumbrances pursuant to 11 U.S.C. § 363.

               (q)        Environmental Matters. Except as set forth in Section (q) of the Disclosure Letter, (i) Neither Seller nor any Subsidiary of Seller has received written notice from any Governmental Entity or has any Knowledge that it or the Owned Properties or Leased Properties is not in compliance in all material respects with all Permits and with all Environmental, Health and Safety Requirements and with all other applicable federal, state and local laws and regulations in effect on the date hereof relating to pollution or the environment, including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., and all other laws and regulations relating to emissions, spills, leaks, discharges, releases or threatened releases of any “hazardous substance,” “solid waste” or

”hazardous waste,” as defined therein, as well as relating to any other regulated substance or material, pollutant, contaminant, petroleum and petroleum products, natural gas or synthetic gas, special nuclear or by-product material, as defined by the Atomic Energy Act of 1954, 42 U.S.C. Section 3011 et seq., and the regulations promulgated thereto and “hazardous chemicals”, as defined in 29 C.F.R. Part 1910 or otherwise relating to the manufacture, possession, distribution, use, treatment, storage, disposal, transport or handling of such material (such laws and regulations being hereinafter referred to as “Environmental Laws”); and (ii) neither Seller nor any Subsidiary of Seller has been charged with, convicted of, or to Seller’s Knowledge, investigated for any violation, or is in violation of any Environmental Laws by any Governmental Entity with respect to the Acquired Assets or the Business. To Seller’s Knowledge, there are no Environmental, Health and Safety Liabilities and no environmental condition exists on any portion of the Acquired Assets that would likely give rise to any Environmental, Health and Safety Liabilities or a material claim that Seller is in violation of any Environmental Laws.

               (r)        Compliance with the Bankruptcy Code and Bankruptcy Rules. The Confirmation Order and all Orders related thereto have been entered in accordance with all applicable provisions of the Bankruptcy Code, Bankruptcy Rules, and Local Rules after proper, timely, and adequate notice to all parties entitled to notice pursuant to all applicable provisions of the Bankruptcy Code, Bankruptcy Rules, and Local Rules unless otherwise directed by Order of the Bankruptcy Court. Notwithstanding that the sale herein occurs pursuant to a Confirmation Order, the sale shall be as under 11 U.S.C. § 363 and the Buyer shall be afforded all protections provided therein including but not limited to 11 U.S.C. §§ 363(f) and (m). The Confirmation Order shall include a finding that the Buyer is a good faith purchaser for purposes of the provisions of 11 U.S.C. § 363(m).

               (s)        Subsidiaries. Seller does not have any ownership interest in any other corporation, partnership, joint venture or other entity except as set forth in Section (s) of the Disclosure Letter. Section (s) of the Disclosure Letter sets forth for each Subsidiary of Seller (i) its name and jurisdiction of incorporation or formation, (ii) the number of shares of authorized stock of each class of its capital stock or other authorized interests, (iii) the number of issued and outstanding shares of each class of its capital stock or other interests outstanding, and (iv) its directors and officers or persons in equivalent roles. Each Subsidiary is an entity, duly organized, validly existing and in good standing under the laws of its jurisdiction. Each Subsidiary is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required. Each Subsidiary has full entity power and authority and all licenses, permits, and authorizations necessary to carry on business in which it is engaged and to own and use the properties owned and used by it. Seller has delivered to Buyer correct and complete copies of the articles of incorporation and bylaws or equivalent entity documents of each Subsidiary (as amended to date). All of the outstanding shares of capital stock or other ownership interests of each Subsidiary are validly issued and outstanding and are fully paid and nonassessable and all of such shares and interests are wholly owned by Seller directly, free and clear of all Liens. There is outstanding no subscription, option, warrant, call or commitment of any character relating to or any instruments that can be converted into shares of the capital stock or ownership interests of any Subsidiary. The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books or equivalent entity books of each Subsidiary delivered to Buyer are correct and complete. None of the Subsidiaries is in default under or in violation of any provision of its articles of incorporation or bylaws or other organizational documents. Neither Seller nor its Subsidiaries controls directly or indirectly or has any direct or indirect equity participation in any corporation, partnership, trust, or other business association which is not a Subsidiary.

               (t)        Certain Claims. Seller has listed any and all known holders of claims (as defined in the Bankruptcy Code) against Seller in the schedules, as amended, filed by Seller in the Bankruptcy Case and has provided any and all holders of such claims proper and timely notice of the Plan of Reorganization and the related disclosure statement. Seller has provided proper and adequate notice to all parties who hold claims against Seller (or who Seller reasonably believes might assert claims against Seller) of (i) the commencement of the Bankruptcy Case, (ii) the date by which proofs of claim must be filed with respect to prepetition claims against Seller, and (iii) the Plan of Reorganization and the deadline to object with respect thereto.

              (u)        Disclosure. No representation or warranty of Seller in this Agreement and no statement contained in any certificate or other instrument furnished or to be furnished to Buyer hereunder contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. Promptly after becoming aware of the same, Seller shall supplement or amend the Disclosure Letter with respect to any matter hereafter arising which, if existing, occurring or known by them at the date of this Agreement would have been required to be set forth or described in the Disclosure Letter and shall provide prompt written notice to Buyer regarding the same. In the event Seller makes such a supplemental disclosure, Buyer shall be entitled to review the facts pertaining thereto and may terminate this Agreement by so notifying Seller within ten (10) Business Days after receipt of such supplemental disclosure and, if Buyer so elects, Buyer shall be entitled to the return of its Deposit plus all accrued interest thereon.

          4.        Representations and Warranties of Buyer. Buyer represents and warrants to Seller that the statements contained in this §4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §4).

               (a)        Organization of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Kentucky.

               (b)        Authorization of Transaction. Buyer has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions.

               (c)        Noncontravention. Subject to the entry of the Confirmation Order, and the consents of the Louisiana State Racing Commission, the Louisiana State Gaming Control Board and the City of New Orleans, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the consummation by Buyer of the transactions contemplated by this Agreement. Subject to the entry of the Confirmation Order and except as shall be cured or resolved by, or not exist as of, the Closing, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby by Buyer (including the assignments and assumptions referred to in §2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer or Churchill is subject or any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject.

               (d)        Buyer’s Financial Standing. Buyer has the financial resources necessary to consummate the transactions contemplated by this Agreement.

          5.        Pre-Closing Covenants. The Parties agree as follows with respect to the period between the date hereof and the Closing.

               (a)        General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in §7 below).

               (b)        Notices and Consents. Each of the Parties will (and Seller will cause each of its Subsidiaries to and Buyer will cause Churchill to) give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in §3(c) and §4(c) above.

               (c)        Operation of Business. Seller shall not (and will not cause or permit any of its Subsidiaries to) engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business, except as may be approved by the Bankruptcy Court after notice and a hearing or as required to perform the obligations set forth in this Agreement. Seller shall (and shall cause its Subsidiaries to), from the date hereof through and until the Closing, use commercially reasonable efforts to maintain and preserve the condition, value and goodwill of the Business and the Acquired Assets.

               (d)        Full Access. Seller will (i) permit (and will cause each of its Subsidiaries to permit) representatives of Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Seller and its Subsidiaries, to the Acquired Assets and all books, records (including tax records), contracts, and documents of or pertaining to Seller and its Subsidiaries. Seller will promptly furnish Buyer with such financial and operating data and other information with respect to the Business and the Acquired Assets as Buyer may from time to time reasonably request. For purposes of this Agreement, Buyer will treat and hold as such any confidential information it receives from Seller and its Subsidiaries in the course of the reviews contemplated by this §5(d) (except any disclosure required by law or order of court or other governmental agency, or the rules and regulations of the Securities and Exchange Commission or the Nasdaq Stock Market), will not use any of the confidential information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Seller and its Subsidiaries all tangible embodiments (and all copies) of the confidential information which are in its possession. Notwithstanding anything to the contrary contained in this Section 5(d), in no event shall Seller be required to provide (i) materials that would result in a waiver of the attorney client privilege with respect to the State Court Case, the State Claim, or the Annulment Action, (ii) attorney work product, or (iii) materials that are subject to confidentiality agreements with third parties unless Buyer first obtains the consent of such third parties to the disclosure of said materials.

               (e)        Notice of Developments. Each Party will give prompt written notice to the other Party of any material adverse development causing a breach of any of its own representations and warranties. No disclosure by any Party pursuant to this §5(e), however, shall be deemed to amend or supplement the Disclosure Letter or to prevent or cure any misrepresentation or breach of warranty except as provided in §3(u).

               (f)        Matters Related to the Bankruptcy Case. Seller will not assume or reject any executory contracts and/or unexpired leases of nonresidential real property of the Seller or any Seller Subsidiary without Buyer’s written approval. Seller will not, nor will Seller permit any of its Subsidiaries to, sell, assign, mortgage or encumber any of the Acquired Assets, incur any indebtedness, or enter into executory contracts or leases of nonresidential real property or of personal property other than in the Ordinary Course of Business, and otherwise, only with the approval of the Bankruptcy Court. Seller will not object to, settle, dismiss, or compromise any claim related to the Acquired Assets, the Assumed Contracts, or the Assumed Liabilities without Buyer’s written consent and if Buyer directs Seller to file an objection to any such claim or to dispute the amount of any such claim, Seller will be obligated to do so and will file such objection in Seller’s name.

          6.      Additional Covenants.

               (a)        Submission for Court Approval. As promptly as practicable after the date hereof, Seller and Buyer shall jointly prepare and Seller shall submit (i) this Agreement and (ii) the Plan of Reorganization (which will provide, among other things, for the purchase of the Acquired Assets and the assumption of the Assumed Liabilities) and shall request entry of the Confirmation Order. Buyer shall cooperate with Seller in obtaining entry of the Confirmation Order, and Seller shall use its reasonable best efforts to obtain entry of the Confirmation Order and shall deliver to Buyer copies of pleadings, motions, notices, statements, schedules, applications, reports and other papers to be filed with the Bankruptcy Court relating to the process of the confirmation of the Plan of Reorganization.

               (b)        Adequate Assurances. Buyer covenants and agrees to cooperate with Seller in connection with the furnishing of information pertaining to the satisfaction of the requirement of adequate assurances of future performances as required under §365(f)(2)(B) of the Bankruptcy Code.

               (c)        Employees. Buyer agrees that prior to the Closing it shall offer jobs to a sufficient number of current full-time employees of Seller so as not to trigger any

WARN Act liabilities in respect of Seller. Nothing herein shall obligate Buyer to employ any of Seller’s employees for any particular length of time following the Closing. Seller shall, effective as of the Closing, terminate all of its employees.

               (d)        Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties hereto shall (and Buyer shall cause Churchill to and Seller shall cause its Subsidiaries to) use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the sale of the Acquired Assets in accordance with this Agreement, including using commercially reasonable efforts to ensure timely satisfaction of the conditions precedent to each party’s obligations hereunder. Neither Seller, on the one hand, nor Buyer, on the other hand, shall, without the prior written consent of the other party, take any action which would reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement. From time to time on or after the Closing Date, Seller shall, at its own expense, execute and deliver such documents to Buyer as Buyer may reasonably request in order to more effectively vest in Buyer Seller’s title to the Acquired Assets. From time to time after the date hereof, Buyer shall, at its own expense, execute and deliver such documents to Seller as Seller may reasonably request in order to more effectively consummate the sale of the Acquired Assets and the assumption and assignment of the Assumed Liabilities and the Assumed Contracts in accordance with this Agreement. Neither the foregoing nor any other provision of this Agreement shall in any way impact or alter, or impose any standard of review upon, or be deemed to do any of the same, with respect to any determination or decision to be made by Buyer in its sole discretion with respect to the conditions set forth in Section 7(a) hereof as expressly set forth therein. Seller owns the net receivables related to simulcasting up to the date of Closing and is responsible for the net payables with respect thereto which exist the day before Closing, and Seller and Buyer shall cooperate with any settlements related thereto. Notwithstanding any other provision contained in this Agreement, the Seller shall retain the net video poker revenue for September, 2004 (even if it is paid after October 15, 2004) and it will pay the taxes and purse amounts associated therewith, and Buyer shall retain the net video poker revenue for the entire month of October, 2004 and will pay the taxes and purse amounts associated therewith. Buyer and Seller shall exchange mutual releases as contemplated in the global term sheet executed by Buyer on or about August 29, 2004.

               (e)        Transfer Taxes. All excise, sales, use, transfer, value added, registration, stamp, recording, documentary, conveyance, franchise, transfer, gains and similar taxes, levies, charges and recording, filing and other fees (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement, if any, shall be paid by Seller. Seller shall, at its own expense, timely pay and file all necessary tax returns and other documentation with respect to all such Transfer Taxes and, if required by applicable law, Buyer shall join in the execution of any tax returns and other documentation at Seller’s request.

               (f)        Name Change. Seller agrees that at the Closing, or as soon as practicable thereafter (but in no event later than one (1) Business Day after the Closing Date), Seller will change its name and will not use the corporate names “Fair Grounds” or “Fair Grounds Corporation” or any name similar thereto in any business activity except as necessary for the administration of the Bankruptcy Case.

               (g)        Due Diligence Responses. Seller shall promptly respond in writing to the due diligence requests or inquiries made in writing by Buyer or its representatives.

               (h)        Business Monitoring. On and after the date hereof until the Closing, Seller shall permit Buyer to have not more than four (4) executive personnel on site at the Owned Real Property in suitable office space. Such executive personnel shall be permitted to inspect the premises and monitor its operations and the operations of the Business to assure that the Business is being operated in the Ordinary Course of Business. Seller shall cooperate in good faith with Buyer and use its best efforts to prevent the occurrence of any acts outside the Ordinary Course of Business which could be adverse to Buyer’s operation of the Business after the Closing.

               (i)        Notice of Closing. If Buyer believes that the Closing will occur prior to the end of Seller’s 2004-2005 race meet, Buyer will use its best efforts to notify Seller thereof at least sixty (60) days before the expected Closing Date.

          7.        Conditions to Obligation to Close.

               (a)        Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                         (i)        the Bankruptcy Court shall have approved the Plan of Reorganization attached hereto as Exhibit B (together with any modifications or amendments thereto approved by Buyer) and the transactions contemplated thereby (which shall be the transaction contemplated by this Agreement) and entered the Confirmation Order (and such Order shall be final and nonappealable) in form and substance satisfactory to Buyer and no party shall have filed a Notice of Appeal and obtained an Order staying the effect of the Confirmation pending appeal which stay has not been lifted or otherwise terminated; the Confirmation Order and all Orders related thereto shall have been entered in accordance with all applicable provisions of the Bankruptcy Code, Bankruptcy Rules, and Local Rules of the Bankruptcy Court (the “Local Rules”) after proper, timely, and adequate notice to all parties entitled to notice pursuant to all applicable provisions of the Bankruptcy Code, Bankruptcy Rules, and Local Rules unless otherwise directed by Order of the Bankruptcy Court; notwithstanding that the sale contemplated herein shall be approved and authorized by the Confirmation Order, the sale shall be as under 11 U.S.C. §363 and the Buyer shall be afforded all protections provided therein including but not limited to 11 U.S.C. §§363(f) and (m); the Confirmation Order shall include a finding that the Buyer is a good faith purchaser for purposes of the provisions of 11 U.S.C. § 363(m);

                         (ii)        there shall not be any injunction, judgment, order, decree or ruling in effect preventing consummation of any of the transactions contemplated by this Agreement;

                         (iii)        on or before the Closing Date, there shall not have occurred any material destruction or significant change to the Acquired Assets of Seller taken as a whole, whether or not insured (Seller shall be obligated to give Buyer notice of any of the same as soon as possible after the occurrence thereof);

                          (iv)        each of the Assumed Contracts shall have been assigned by Seller and assumed by Buyer pursuant to 11 U.S.C. §365;

Buyer may waive any condition specified in this §7(a) if it executes a writing so stating at or prior to the Closing.

               (b)        Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                          (i)        the Bankruptcy Court shall have approved the Plan of Reorganization attached hereto as Exhibit B (together with any modifications or amendments thereto approved by Seller) and the transactions contemplated thereby and entered the Confirmation Order and no party has filed a Notice of Appeal and obtained an Order staying the effect of the Confirmation pending appeal which stay has not been lifted or otherwise terminated;

                         (ii)        there shall not be any injunction, judgment, order, decree or ruling in effect preventing consummation of any of the transactions contemplated by this Agreement;

                          (iii)        Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

                         (iv)        Buyer shall have delivered to Seller a certificate to the effect that each of the conditions specified above in §7(b)(ii) and (iii) is satisfied in all respects;

Seller may waive any condition specified in this §7(b) if Seller executes a writing so stating at or prior to the Closing.

          8.        Termination.

               (a)     Permitted Termination.

                         (i)        This Agreement may, prior to or at the Closing, be terminated by written consent of Seller and Buyer.

                         (ii)        If any of the conditions set forth in §7(a)(i) or §7(b)(i) have not been met on or before October 1, 2004, this Agreement will automatically terminate without further action by either Buyer or Seller unless otherwise agreed by Buyer and Seller.

                         (iii)        If the conditions set forth in §7(a)(ii), (iii) or (iv) have not been met on or prior to October 15, 2004, Buyer may terminate this Agreement by written notice to Seller.

                         (iv)        If the condition set forth in §7(b)(ii) has not been met on or prior to October 15, 2004, Seller may terminate this Agreement by written notice to Buyer.

                         (v)        If the Closing has not occurred on or before October 15, 2004, unless extended by agreement of the parties, this Agreement shall terminate, but subject to and without affecting in any way any rights or claims any party to this Agreement may have against any other party to this Agreement for breach of this Agreement, including any claim for the remedy of specific performance and injunction for breach of this Agreement.

If this Agreement is terminated pursuant to the provisions of this §8(a), then the Deposit, with any interest thereon, will be returned to Buyer and neither Buyer nor Seller shall have any further obligations or liabilities whatsoever to the other.

               (b)        Termination Upon Default.

                         (i)        If Seller shall have made any intentionally and materially incorrect or intentionally and materially inaccurate statement in any of the representations and warranties of Seller set forth in §3(a), §3(b), §3(d)(i), §3(d)(ii), §3(d)(iii), §3(g), §3(h), §3(i) and §3(q), or Seller shall have failed to perform and comply with all of its covenants hereunder in any material respects, on, before, or through the Closing, Buyer may terminate this Agreement by written notice to Seller and Seller shall pay to Buyer as allowed administrative expense claims pursuant to §503 of the Bankruptcy Code Buyer’s actual out-of-pocket expenses (including without limitation, reasonable attorneys’ fees and expenses) incurred in connection with this Agreement from and after the date that the bidding procedures set forth in the Plan of Reorganization are sent to prospective bidders up to $500,000 , and the Deposit plus any accrued interest thereon will be returned to Buyer. It is agreed that Buyer has no adequate remedy at law for breach of this Agreement by Seller, and Buyer may pursue any and all remedies, at law or in equity, for such breach, including specific performance and injunction.

                          (ii)        If either (x) the conditions set forth in §7(b)(iii) or (iv) are not met on or before the Closing Date and Seller has not waived such breach, or (y) all conditions set forth in §7(a) have been met and the Closing Date fails to occur due to Buyer’s failure to close, then Seller may terminate this Agreement by notice to Buyer and the Deposit shall be paid to Seller as liquidated damages and settlement in full of any claims Seller may have against Buyer hereunder. Both parties agree that the damages that would be caused to Seller upon such a breach by a Buyer would be uncertain and very difficult to ascertain. Buyer and Seller have therefore negotiated and agreed that the Deposit shall serve as an amount of liquidated damages, and they agree that the amount of the Deposit is reasonable and not greatly disproportionate to the loss that might be caused by such a situation Buyer and Seller agree, each with the advice of counsel, that the amount of the Deposit is enforceable liquidated damages and not an unenforceable penalty.

          9.        Survival of Representations and Warranties. Except for those representations and warranties with respect to which written notice of a breach has been given prior to expiration (and as to which Buyer had no knowledge that such representation and warranty was false in any material respect when made by Seller), none of the representations and warranties of the Parties contained in this Agreement shall survive the Closing.

          10.     Miscellaneous

.

               (a)        Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure) or file any pleadings or make any statements in the Bankruptcy Case related to the enforcement of this Agreement.

               (b)        No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

               (c)        Entire Agreement. This Agreement (including the exhibits, schedules and Disclosure Letter referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

               (d)        Successions and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided that the Buyer may assign all or part of its rights and obligations with respect to the Acquired Assets and the Assumed Liabilities to one or more of its affiliates (“affiliate” being any entity in which Buyer or Churchill owns a majority of the equity interests and/or over which either has decisional control).

               (e)        Risk of Loss. Seller shall bear all risk of loss with respect to the Acquired Assets prior to the Closing Date. Seller agrees to continue to carry or cause to be carried to the Closing Date the insurance coverage which is presently carried relating to the Acquired Assets as set forth on Section (m) of the Disclosure Letter.

               (f)        Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

               (g)        Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

               (h)        Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two Business Days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:	Fair Grounds Corporation 1751 Gentilly Blvd. New Orleans, Louisiana 70119 Attn: Bryan G. Krantz, President Facsimile: (504) 844-2511

Copy to:	David Sherman Chehardy, Sherman, Ellis, Breslin, Murray, Recile &Griffith, LLP P.O. Box 931 Metaire, Louisiana 70004-0931 Facsimile: (504)833-8080

And to:	Jan M. Hayden Heller, Draper, Hayden, Patrick &Horn, L.L.C. 650 Poydras St., Suite 2500 New Orleans, Louisiana 70130 Facsimile: (504) 522-0949

If to Buyer:	Churchill Downs Incorporated 700 Central Avenue Louisville, Kentucky 40208 Attn: Rebecca C. Reed Facsimile: (502) 636-4439

Copy to:	Wyatt, Tarrant &Combs, LLP 500 West Jefferson Street, Suite 2800 Louisville, Kentucky 40202 Attn: Robert A. Heath Facsimile: (502) 589-0309

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above, using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

               (i)        Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Louisiana without giving effect (to the extent permitted by law) to any choice or conflict of law provision or rule (whether of the State of Louisiana or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Louisiana.

               (j)        Amendments and Waiver. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

               (k)        Expenses. Except as contemplated by Section 8, each of Buyer and Seller, will bear its own costs and expenses (including fees and expenses of attorneys, accountants, finders, financial advisors and other professionals) incurred in connection with this Agreement and the transactions contemplated hereby.

               (l)        Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.

               (m)        Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

          11.        Churchill Covenant. Churchill intervenes into this Agreement, and does hereby jointly, severally and solidarily irrevocably obligate itself unconditionally with Buyer to the performance of all of the obligations of Buyer under this Agreement. Churchill’s obligations under this Agreement shall terminate to the extent that Buyer’s obligations under this Agreement terminate.

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        IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

"BUYER" CHURCHILL DOWNS INCORPORATED, on behalf of a wholly owned subsidiary to be formed By: /s/ Michael E. Miller Name: Michael E. Miller Title: Executive Vice President &Chief Financial Officer

"SELLER" FAIR GROUNDS CORPORATION By: /s/ Bryan G. Krantz Name: Bryan G. Krantz Title: President

"CHURCHILL" CHURCHILL DOWNS INCORPORATED By: Michael E. Miller Name: Michael E. Miller Title: Executive Vice President &Chief Financial Officer

Exhibits and schedules to the Asset Purchase Agreement have been intentionally omitted because they are not material. The registrant agrees to furnish such omitted exhibits and schedules supplementally to the Commission upon request.